PARAMOUNT RESOURCES LTD.

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES ACQUISITION OF ADDITIONAL TRILOGY ENERGY TRUST UNITS

Calgary, Alberta (October 17, 2008) – Paramount Resources Ltd. (TSX:POU) ("Paramount") and Clayton H. Riddell, Paramount’s controlling shareholder, acquired, directly and indirectly, ownership or control of an aggregate of 2,737,996 trust units of Trilogy Energy Trust ("Trilogy") (representing approximately 2.8% of Trilogy's currently outstanding trust units on an undiluted basis) since February 20, 2008 (the date of the last Early Warning Report) through acquisitions under Trilogy's Distribution Reinvestment Plan ("DRIP").  Paramount and Clayton H. Riddell currently own or control in aggregate, directly and indirectly, 56,357,554 trust units of Trilogy or approximately 58.2% of Trilogy's currently outstanding trust units on an undiluted basis.

In addition to the foregoing, Clayton H. Riddell holds options to acquire 400,000 trust units of Trilogy, 20,000 of which will vest on October 19, 2008.  The remaining options vest between 2009 and 2012.  If the 400,000 trust units underlying the aforementioned options are included with the aggregate number of trust units of Trilogy held by Clayton H. Riddell and Paramount, then Clayton H. Riddell and Paramount would own or control an aggregate of 56,757,554 trust units of Trilogy (representing approximately 58.6% of Trilogy's currently outstanding trust units.)

Purchases under the DRIP were from Trilogy's treasury at a 5% discount to the prevailing market price in accordance with the terms of the DRIP and were made pursuant to the prospectus exemption for purchases under distribution reinvestment plans in section 2.2 of National Instrument 45-106.  Options were granted pursuant to the terms of Trilogy’s option plan.

The direct and indirect purchases and acquisitions by each of Paramount and Clayton H. Riddell were made for investment purposes.  Paramount and/or Clayton H. Riddell may in the future increase or decrease their respective holdings in Trilogy depending on market conditions or other relevant factors.  This news release is being issued pursuant to securities legislation in each province of Canada and will be filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) with the report required under National Instrument 62-103.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information or to obtain a copy of the report, please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.

4700 Bankers Hall West

888  3rd Street SW

Calgary, Alberta T2P 5C5

Phone: (403) 290-3600

Fax:     (403) 262-7994